June 8, 2021

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Finance

100 F Street NE
Washington, D.C. 20549

Attn:	Cara Lubit Robert Klein Sonia Bednarowski John Dana Brown

Re:	Fusion Acquisition Corp. Registration Statement on Form S-4 Filed May 10, 2021 CIK No. 0001807846

Ladies and Gentlemen:

On behalf of our client, Fusion Acquisition Corp., a Delaware corporation (the “Company”), we are writing to submit the Company’s Responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above-referenced registration statement on Form S-4 filed on May 10, 2021 (the “Registration Statement”), contained in the Staff’s letter dated May 24, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 1 to the Registration Statement on Form S-4 (the “Amended Registration Statement”), which reflects the Company’s Responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s Response. All page references in the Responses set forth below refer to page numbers in the Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Amended Registration Statement.

Registration Statement on Form S-4

Questions and Answers about the Business Combination and the Special Meeting

What equity stake will current Fusion Stockholders and MoneyLion stockholders hold in New MoneyLion?, page 11

United States Securities and Exchange Commission June 8, 2021

1.	Refer to your response to comment 7. Please revise the footnotes to the tables to disclose the number of options and warrants the MoneyLion equityholders will hold at the Effective Time.

Response: The Company has revised the disclosure on pages 11-13 of the Registration Statement in response to the Staff’s comment.

How will I be notified of the outcome of MoneyLion's stockholder vote to approve the Business Combination?, page 12

2.	Refer to your response to comment 4. To the extent that the MoneyLion vote regarding whether to receive cash consideration will occur prior to the Fusion shareholders' vote to approve the business combination, please provide your analysis as to why you believe that the outcome of the MoneyLion's stockholders' vote to determine whether to receive cash consideration at closing is immaterial to an investment decision such that you do not intend to inform Fusion investors of the outcome until after the Fusion shareholders vote to approve the business combination. In addition, please add a Question and Answer that states that the shares of MoneyLion common stock and MoneyLion preferred stock subject to the MoneyLion Support Agreements represent the requisite majority to approve the Business Combination and any of the documents and transactions contemplated by the Merger Agreement. In this regard, we note your disclosure on page 116.

Response: The Company respectfully advises that, pursuant to the terms of the Merger Agreement, the election by MoneyLion to receive cash consideration will be made after the Special Meeting and prior to the Closing. Consequently, at the time of the Special Meeting, Fusion’s stockholders will not know or be able to determine the amount of cash consideration the MoneyLion stockholders will receive at Closing (if any). The Company has revised the disclosure on the cover page as well as pages 10, 26, 43, 72 and 90 to more prominently disclose the timing of the election. In addition, the Company has revised the disclosure on page 14 of the Registration Statement in response to the Staff’s comment.

What interest do the Sponsor and Fusion's current officers and directors have in the Business Combination?, page 17

3.	Refer to your response to comment 4. If any of Fusion's current directors and officers will continue to be directors or officers in New MoneyLion, please disclose in this Question and Answer and on page 30.

Response: The Company has updated the disclosure on pages 19-20, 32, 71 and 100 to reflect that Jeff Gary will continue to serve as a director of New MoneyLion after the Closing.

Business of New MoneyLion

Our Product Platform

Premium Mobile Banking: RoarMoney, page 164

4.	We note your disclosure that customer accounts with less than $1 on deposit for RoarMoney and those with no balance for MoneyLion Investing, as disclosed on page 165, will not be charged the related administrative fee. Please revise to disclose the percentage of accounts that have been charged such fees for the fiscal periods presented.

Response: The Company has revised the disclosure on pages 168-169 of the Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission June 8, 2021

5.	Please identify the name of the third party that allows your customers to make cash deposits to their RoarMoney accounts and the material terms of your agreement with the third party. In this regard, we note your disclosure regarding Allpoint ATM locations.

Response: The Company has revised the disclosure on page 167 of the Registration Statement in response to the Staff’s comment.

Personalized Investing: MoneyLion Investing, page 166

6.	We note your revised disclosures on page 166. Please enhance your disclosures to discuss the services for which Global X are compensated, if any, and relevant details regarding such compensation.

Response: The Company has revised the disclosure on page 169 of the Registration Statement in response to the Staff’s comment. The Company respectfully notes on behalf of MoneyLion that ML Wealth does not compensate Global X for any services provided.

Regulatory Environment, page 174

7.	Refer to your response to comment 27. Please address the specific regulations that may impact your planned new services, such as BNPL, the MoneyLion Credit Card, and the Crypto Platform here and in your risk factors section.

Response: The Company has revised the disclosure on pages 56, 177, 181-182 of the Registration Statement in response to the Staff’s comment.

Management's Discussion and Analysis of Financial Condition and Results of Operations of

MoneyLion

Key Performance Metrics

Total Customers, page 187

8.	We note that you consider total customers to be a key performance metric. Given that customers appear to be able to have an open account but maintain no balance and therefore appear to avoid any administrative fees, please revise your disclosures to provide some context as to what percentage of your total customers have funded accounts. In addition, revise your disclosures to quantify the amount of active customers that have engaged in any activity during the periods presented.

Response: The Company has revised the disclosure on page 190 of the Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission June 8, 2021

Results of Operations for the Years Ended December 31, 2020 and 2019, page 188

9.	We note your response to comment 34 and revised disclosures on pages 188 to 191. The revisions appear to discuss changes in the consolidated statements of operations. Please revise your disclosures to include a discussion of changes in financial condition (i.e., consolidated balance sheet), including key line item trends and associated drivers.

Response: The Company has revised the disclosure on pages 202-205 of the Registration Statement in response to the Staff’s comment.

Description of New MoneyLion Securities

Exclusive Forum, page 210

10.	Refer to your responses to comments 41 and 42. Your disclosure on pages 78 and 210 regarding the exclusive forum provision in the New MoneyLion Proposed Charter is inconsistent with Article 11 of the New MoneyLion Proposed Charter in Annex B, which identifies the federal district court of the United States of America as the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Please revise for consistency. In addition, please ensure that the New MoneyLion organizational documents clearly state that the exclusive forum provision does not apply to actions arising under the Exchange Act or tell us how you will inform investors in future filings that the provision does not apply to actions arising under the Exchange Act. Also, because the Choice of Forum provision in the New MoneyLion Charter differs from the provision in the Current Charter, please tell us why you have not added a proposal allowing shareholders to vote for the proposed change, pursuant to Exchange Act Rule 14a-4(a)(3).

Response: The Company has revised Article 11 of the Proposed Charter in Annex B of the Registration Statement in response to the Staff’s comment.

Certain Relationships and Related Party Transactions

MoneyLion

MLi Subdebt Facility 1 LLC, page 235

11.	Please disclose the material terms of the secured loan facility here. In this regard, we note your disclosure regarding the Second Lien Loan on page 195.

Response: The Company has revised the disclosure on pages 250-251 of the Registration Statement in response to the Staff’s comment.

United States Securities and Exchange Commission June 8, 2021

MoneyLion Inc. Notes to Consolidated Financial Statements

1. Description of Business and Basis of Presentation, page F-30

12.	We note your response to comment 44 and reissue it in part. Please tell us and expand your disclosures (here or elsewhere in the footnotes) to provide more detail as to the nature of the redemptions and distributions made to the noncontrolling interests during the year.

Response: The Company has revised the disclosure on page F-63 of the Registration Statement in response to the Staff’s comment.

2. Restatement of Previously Issued Financial Statements, page F-31

13.	Please expand the discussion of your restatement footnote to provide more detail regarding the nature of the error identified. Ensure your revisions include a more fulsome discussion of the contractual nature and rights of the noncontrolling interests, as well as how the income attributable to the noncontrolling interests was computed.

Response: The Company has revised the disclosure on page F-64 of the Registration Statement in response to the Staff’s comment.

14.	We note that the introductory paragraph to the table on page F-34 says it shows the effect of the restatement on the Consolidated Statement of Stockholders’ Equity as of December 31, 2019; however, the table appears to only show the effect as of January 1, 2019. Please advise or revise accordingly.

Response: The Company has revised the disclosure on page F-67 of the Registration Statement in response to the Staff’s comment.

4. Finance Receivables, Allowance for Losses on Finance Receivables and Credit Quality

Information, page F-42

15.	We note your response to comment 37 with respect to direct charge-offs for suspended accounts, which indicates that the direct charge-offs for these accounts are recorded as a direct offset to revenue. However, we also note from your disclosures on page 190 and within Note 4 that the provision appears to include charges relating to membership receivables. Please address the following:

•	Tell us and revise your disclosures to clarify this discrepancy in accounting treatment.

•	Clarify if the allowance for loan losses roll-forward presented on page F-42 is for your total financing receivables of $68.8 million at December 31, 2020 (including membership receivables) or only relates to the $62.8 million of financing receivables line item within the table.

•	Provide us with illustrative journal entries showing your accounting for these receivables through the transaction process clarifying illustrative amounts (if any) recognized: (i) in revenue, (ii) as a reduction to revenue, (iii) through the provision, and (iv) at time of charge-off.

Response: The Company has revised the disclosure on pages 199-200 and F-75 of the Registration Statement in response to the Staff’s comment. In addition, below please find an illustrative example of the journal entries associated with the charge-off process for membership receivables using the direct method:

United States Securities and Exchange Commission June 8, 2021

To record membership subscription revenue as recognized over the term of the subscription
	Dr.	Cr.
Membership receivable	$20
Membership subscription revenue		$20

To relieve the receivable when payment is received
	Dr.	Cr.
Cash	$20
Membership receivable		$20

To record the receivable charge-off when the customer is delinquent (at day 90 delinquency)
	Dr.	Cr.
Provision for loss on receivables (Income Statement)	$20
Membership receivable		$20

To record the payment received if paid after receivable is charged off
	Dr.	Cr.
Cash	$20
Provision for loss on receivables (Income Statement)		$20

16.	We note your response to comment 47 says that MoneyLion offers secured personal loans, which are included in finance receivables. However, this appears to be inconsistent with your disclosures on page F-42 that say you have “a single class of finance receivables which is represented by unsecured loans made to individuals,” without any mention of including secured personal loans. Please advise or revise accordingly. In addition, consider revising the current labelling of the $62.8 million of finance receivables at December 31, 2020 in the first line of the table on page F-42 given the confusingly similar name used for the total financing receivables of $68.8 million at December 31, 2020.

Response: The Company has revised the disclosure on page F-75 of the Registration Statement in response to the Staff’s comment.

17.	We have read your response to comment 48. We continue to believe that this is material information for an investor's understanding of the financial statements, and thus are reissuing our comment 48. Please revise your financial statements to discuss and disclose the information requested in our prior comment 48.

Response: The Company has revised the disclosure on page F-75 of the Registration Statement in response to the Staff’s comment. On behalf of MoneyLion, the Company notes that the following tables represent finance receivable charge-offs as a percentage of finance receivable activity for the years ended December 31, 2020 and 2019:

United States Securities and Exchange Commission June 8, 2021

December 31
2019
Balance of finance receivables on January 1, 2019	$43,125,825
Add: Receivables originated during 2019	135,970,009
Less: Balance of finance receivable on December 31, 2019	(45,354,872)
Finance receivable activity	$133,740,962
Finance receivables charged off	46,490,450
% of finance receivable activity charged off	35%

December 31
2020
Balance of finance receivables on January 1, 2020	$45,354,872
Add: Receivables originated during 2020	410,849,559
Less: Balance of finance receivable on December 31, 2020	(62,757,909)
Finance receivable activity	$393,446,522
Finance receivables charged off	36,930,718
% of finance receivable activity charged off	9%

The Company additionally notes on behalf of MoneyLion that MoneyLion shifted its product offering during 2019 away from products with historically high charge-off rates. MoneyLion launched Credit Builder Plus loans in 2019, a secured personal loan product with lower charge-off rates than its predecessor, ML Plus loans. Additionally, Instacash, the Company’s 0% APR advance product—which provides customers with early access to recurring income deposits and is a shorter-term advance product with lower charge-off rates than personal loans—saw strong growth from 2019 to 2020.

9. Variable Interest Entities, page F-46

18.	We note your revised disclosures on page F-46 quantifying the allowance for loan losses on finance receivables on the financing receivables from consolidated VIEs. In this regard, we note that the portion of the allowance for losses on financing receivables from consolidated VIEs was $7.255 million at December 31, 2019. Please tell us why this amount exceeds the total consolidated allowance for losses on financing receivables of $6.613 million on the face of the consolidated balance sheet on page F-26.

Response: The Company has revised the disclosure on page F-79 of the Registration Statement in response to the Staff’s comment. The Company respectfully notes on behalf of MoneyLion that MoneyLion books adjusting entries during consolidation.

United States Securities and Exchange Commission June 8, 2021

General

19.	We note that MoneyLion has subsequently identified an error and restated the financial statements as of and for the year ended December 31, 2019. Please tell us what impact this may have on the business combination in light of clause 4.07(c)(i) and section 8.03 of the merger agreement. Tell us whether disclosure is necessary, such as a risk factor addressing the impact of the restatement in connection with the above noted portions of the merger agreement and disclosure regarding whether or not the board met to consider the impact of the restatement in connection with the board’s analysis of the transaction. If the board did not meet, please add a risk factor that discloses that the board did not meet to consider the restatement in connection with their analysis of the transaction or tell us why you believe this is not necessary.

Response: The Company respectfully advises on behalf of MoneyLion that MoneyLion restated its financial statements as of and for the year ended December 31, 2019 (the “2019 Financials”) to correct an error whereby interest income attributable to non-controlling interests was incorrectly included as an offset to the net loss attributable to MoneyLion and its subsidiaries in the original 2019 Financials. The impact of the correction of this error on the 2019 Financials was $9,713 from loss attributable to MoneyLion Inc. and Subsidiaries to net income attributable to non-controlling interests. There was no impact on the total consolidated net loss of $(79,137). The Company’s Board of Directors (the “Board”) was made aware of the need to restate the 2019 Financials and determined that since the identified error was of a technical nature and did not impact MoneyLion’s balance sheet or operating performance, the restatement of the 2019 Financials did not impact its view of MoneyLion’s business, the Company’s valuation thereof, or the contemplated business combination with MoneyLion. Additionally, as the revisions in the restatement of the 2019 Financials were determined to be immaterial, we do not expect there to be any impact on the proposed business combination in light of Sections 4.07(c)(i) or 8.03 of the merger agreement because the representations set forth therein are subject to certain materiality qualifiers. In light of the foregoing, we do not believe that further disclosure is necessary.

* * *

Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 or Elliott Smith at (212) 819-7644 of White & Case LLP with any questions or comments regarding this letter.

Best regards,

White & Case LLP

cc: John James, Fusion Acquisition Corp.